SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

21 November 2025
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 21 November 2025
           re: Director/PDMR Shareholding

21 November 2025

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY  PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

This announcement includes details of sales of Shares by PDMRs as set out below. Following these sales of Shares, Chirantan continues to be on track to achieve, and Andrew continues to comply with, the Group's shareholding policy requirements.
Name	Number of Shares sold	Price per Share	Transaction date
Chirantan Barua	86,799	88.4225p	20 November 2025
Andrew Walton	597,196	88.1279p	19 November 2025

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                                           +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                                      +44 (0) 7788 352 487
Head of Media Relations
Email: matt.smith@lloydsbanking.com

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Chirantan Barua
2	Reason for the notification
a)	Position/status	CEO, Insurance, Pensions & Investments
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.884225	86,799

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2025-11-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Walton
2	Reason for the notification
a)	Position/status	Chief Sustainability Officer and Chief Corporate Affairs Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.881279	597,196

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2025-11-19
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 21 November 2025